

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Via E-mail
Mr. James D. Bielenberg
Chief Financial Officer
Truett-Hurst, Inc.
5610 Dry Creek Road
Healdsburg, CA 95448

Re: Truett-Hurst, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted January 10, 2013
CIK No. 0001564709

Dear Mr. Bielenberg:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please include all information that is not subject to Rule 430A, including the number of shares and a bona fide estimate of the range of the maximum offering price for the shares. As the price range you select will affect disclosure in several sections of the filing, we

will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

4. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus. For guidance, see Securities Act Forms Compliance and Disclosure Interpretation, Question 101.02.

5. Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

6. Please tell us whether WR Hambrecht + Co. plans to make a market in the securities, since it appears to be an affiliate of the company. We note your disclosure that:
   - William R. Hambrecht and Barrie Graham, directors and shareholders of the company, are affiliated with WR Hambrecht + Co.
   - Certain affiliates of WR Hambrecht + Co, Inc. beneficially own 20.63% of your LLC interests.
   - WR Hambrecht + Co, Inc. is an underwriter in this offering

Prospectus Cover Page

7. Please disclose that the public offering price and allocation of shares will be determined primarily by an auction process. Refer to Item 501(b)(8) of Regulation S-K.

8. Please revise to state, consistent with your disclosure on page 26, that the minimum size of any bid is 100 shares.

9. Please revise the offering price table to also include information regarding the underwriter’s commission. Refer to Item 501(b)(3) of Regulation S-K.

10. Please disclose the market for the securities. Refer to Item 501(b)(4) of Regulation S-K.

Prospectus Summary, page 1

11. Please clarify your business description and explain whether you produce wine or only sell wine. We note your disclosure on page 66 that you grow grapes and have the infrastructure, such as electricity and access to water, necessary to operate a winery at

this facility, but have not made the requisite capital expenditures for grape-crushing equipment.

12. We note your statement that "[o]ther more mature wine markets, such as the U.K. and Australia, have much higher penetration of private label wine sales (19% and 16%, respectively)." Please supplementally provide us with third-party support for this statement and highlight the specific information that you relied upon for the disclosure.

<u>Our Structure, page 5</u>

13. Please include the organization diagram on page 68 in this section and clarify that you are offering shares of Class A common stock that will only have 33.3% of the voting power of the company. Please also specify the percentage of economic and voting interest that the company will have in the LLC.

14. Please describe your offering and structure in greater detail, including the following:

- Describe in plain English the Offering Transactions disclosed on page 69.
- Disclose that the company will own 33.3% of H.D.D. LLC, as described on page F-29.
- The organizational structure diagram reflects that the company has a "controlling voting interest" in the LLC. Explain how the company has controlling voting interest. Please also provide us with the current operating/limited liability company agreement of the LLC.
- Describe the organization and management of the LLC. For example, disclose that the company will become the sole managing member of the LLC and explain how it is appointed and whether it can be removed by other members, etc.
- Explain how the LLC organization and management relates to the company. For example, we note your disclosure on page F-29 that three of the members who own approximately 55% of the LLC comprise the board of the company.
- Describe the voting rights of the Class A and B common stock.
- Disclose in this section that you intend to use the net proceeds from the offering to purchase newly-issued LLC Units from the LLC, and that you also intend to cause the LLC to use these proceeds for working capital, capital expenditures, hiring additional personnel, and other general corporate purposes.
- Clarify whether the LLC will use the net proceeds from the offering to redeem LLC Units held by its members.
- Disclose whether the holders of LLC Units will exchange their LLC Units for shares of Class A common stock of the company in connection with the offering.
- Clarify when payments are expected to be made to affiliates under the tax receivable agreement.
- If applicable, disclose in tabular format any payments, compensation or the value of any equity that each of your directors, executive officers or affiliates received or will

receive in connection with the offering, including from any redemption of the LLC Units, payments under the tax receivable agreement or any proceeds of this offering.

The Offering, page 8

15. Please revise to clarify, if true, that you also intend to use the proceeds from the offering to purchase LLC Units as disclosed in the third risk factor on page 17.

Risk Factors, page 11

Because our existing owners will retain significant control . . ., page 12

16. Please also discuss the ownership of Class B common stock following the offering and the control, whether voting or otherwise, that holders of Class B common stock may exert over the company as a result of such ownership. In addition, please distinguish between the control or influence that existing owners will have following the offering as a result of their share ownership and the control or influence that your directors, executive officers and their respective affiliates will have following the offering as a result of their share ownership.

17. If applicable, please disclose that you will be considered a "controlled" company under Nasdaq's rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

Several of our executive officers and key team members have outside business . . ., page 13

18. Please describe in more detail the conflicts of interest of your executive officers that you reference.

We have identified a material weakness in internal control over financial reporting . . ., page 13

19. Please clarify the status of the material weaknesses and their components disclosed here. If the material weaknesses have not been remediated, please disclose more fully when and how the company expects to do so.

In certain cases, payments under the tax receivable agreement . . ., page 18

20. In order to provide the information investors need to assess the magnitude of the risk, please quantify how the payments may significantly exceed the actual benefits you realize and explain in greater detail how these payments could have a substantial negative impact on your liquidity.

Industry Data, page 23

21. Please delete the last sentence in the paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus

The Auction Process, page 24

Changes in the Price Range Prior to Effectiveness of the Registration Statement, page 28

22. Please clarify that if you change the price range, you will also file an amendment to the registration statement.

Acceptance of Bids, page 30

23. Please clarify that in addition to reconfirming bids if the offering price is more than 20% above the price range, you will also reconfirm all bids prior to acceptance if the offering prices at any amount below the price range in the prospectus. Refer to Securities Act Sections Compliance and Disclosure Interpretations, Question 139.26, which can be found on our website.

The Auction Closing Process, page 28

24. We note your disclosure that "[p]rior to the time a bid is accepted, which cannot be less than one hour after the notice of effectiveness is sent to bidders, bidders may still withdraw their bids." Please revise to clarify that you will also provide a final notice to bidders of the opportunity to withdraw their bids prior to acceptance and that such final notice will be provided at least one hour prior to acceptance of bids. Refer to Securities Act Sections Compliance and Disclosure Interpretations, Question 139.26, which can be found on our website.

Use of Proceeds, page 32

25. Please revise to state the approximate amount of the net proceeds intended to be used for each purpose you list, including to purchase newly-issued LLC Units from the LLC and the per unit purchase price of the LLC Units. Refer to Item 504 of Regulation S-K.

26. We note your disclosure that you "will have broad discretion in the way that [you] use the net proceeds of this offering." The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use in that event are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K and revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 40

27. Please provide additional discussion of the reasons behind period-to-period changes. For example only, when you state on page 40 that the increase in net sales was attributable to continued sales, please explain the driver behind this increase in continued sales. Similarly, please explain the driver behind increased sales volumes.

28. We note your disclosure that the increase in net sales from quarter-to-quarter and from year-to-year was attributable to both continued sales in the three-tier channel and the introduction of four new brands in the three-tier channel. Please specify the names of the four new brands and when these brands were introduced.

Liquidity and Capital Resources, page 41

29. Please revise to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations in each line item (e.g. provide an explanation of the significant change in your accounts receivable, inventory, and accounts payable) for the interim periods presented as well as the fiscal year ends. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

30. We note your disclosure on page 41 that your primary cash needs include funding capital expenditures. Please include the information required by Item 303(a)(2) of Regulation S-K.

31. Please revise the discussion of your liquidity requirements and cash resources to further clarify your primary sources of cash and indebtedness, and your belief, if true, that you have sufficient liquidity without the proceeds of the offering. We note, for example, that your cash and cash available under the revolving loan have a combined capacity of approximately $5.5 million, and it appears that your principal, interest and other payments coming due in the near future are significantly larger.

32. Please describe any material financial covenants or other material conditions in your loan agreements, dated July 16, 2012, with Bank of the West.

Internal Controls, page 46

33. We noted your disclosure "management believes the restated consolidated financial statements included in this prospectus fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP." Please tell us why you have referred to your consolidated financial statements as "restated" and the basis for your conclusion.

Business, page 48

Wine Production, page 61

34. We note your disclosure that your wines "have consistently scored in the upper 80s to mid 90s out of 100 in The Wine Enthusiast and the The Wine Spectator. Please tell us where to find support for this statement in your supplemental materials.

Legal Proceedings, page 66

35. Please disclose the name of the court in which the proceeding is pending, the date instituted, the principal parties thereto, and the relief sought. Explain the relationship between Mendocino Wine Group and the company. Refer to Item 103 of Regulation S-K.

Directors, Executive Officers, and Key Employees, page 72

36. Please revise to indicate any period(s) during which each director and executive officer has served as such as required by Item 401(a) of Regulation S-K. Please also revise to provide all the information required by Item 401(e) of Regulation S-K and clarify whether the business experience you describe occurred in the past five years.

Executive Compensation, page 76

37. Please revise the summary compensation table to clarify whether compensation awarded or paid to the named executive officers was for services rendered to Truett-Hurst, Inc. or H.D.D. LLC.

Principal Shareholders, page 85

38. Please provide the disclosure required by Item 403 of Regulation S-K with respect to the Class B common stock.

Certain Relationships and Related Party Transactions, page 79

39. Please reconcile the disclosure in this section with the relevant information under Related Party Transactions in the footnotes to the financial statements and Item 15 on page II-1. For each transaction, disclose the name of the related person(s) and the basis on which each person is a related person and, if applicable, the approximate dollar value of the amount involved in the transaction. Refer to Item 404(d) of Regulation S-K.

Description of Capital Stock, page 88

40. Please also describe the material terms in the operating agreement of the LLC, since your only material asset after completion of this offering will be your interest in the LLC.

Shares Eligible for Future Sale, page 92

41. Please indicate the amount of Class A common stock that is subject to outstanding options or warrants to purchase, or securities convertible into, Class A common stock. Refer to Item 201(a)(2)(i) of Regulation S-K.

Underwriting, page 99

42. We note that affiliates of WR Hambrecht + Co, Inc. beneficially own a 20.63% interest in the LLC and will control 15.47% of the combined voting power of your outstanding Class A and Class B common stock after the offering. Please disclose whether the officers, directors or any affiliates of the company, may participate in the offering.

Truett-Hurst, Inc. Consolidated Financial Statements

General

43. Please provide us with a detailed analysis of the relationship between the parties involved in this transaction (Truett-Hurst, Inc and H.D.D., LLC). In addition, please explain the business purpose of this transaction.

Pro Forma Financial Statements

44. Please revise to present separate pro forma financial statements in accordance with Rule 8-05 of Regulation S-X. Please note the pro forma financial statements should present impact of the offering, the recapitalization of H.D.D., LLC and the acquisition of H.D.D, LLC units. In addition, please provide a detailed discussion of how you intend on accounting for each transaction and cite the specific authoritative literature utilized to support your accounting treatment including references to the underlying agreements.

H.D.D. LLC Consolidated Financial Statements

General

45. Please note the updating requirements for your financial statements as set forth in Rule 8-08 of Regulation S-X.

Notes to the Consolidated Financial Statements

14. Segment and Other Information, page F-26

46. We note you distribute your product through direct to consumer, traditional three-tiered distribution, direct to retailer and internet e-tailing. Additionally, we note your gross margins of your wholesale sales and direct sales are 17% and 61%, respectively. Please tell us whether you considered if any of these distribution channels represent separate operating segments as defined in FASB ASC 280-10-50-1 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by FASB ASC 280-10-50-20. In connection with this, please expand Management's Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

15. Subsequent Events, page F-28

Acquisitions

47. We note your acquisition of a 50% interest in Wine Spies, LLC. Please provide the disclosures required by FASB ASC 805-20-50.

Undertakings, page II-3

48. Please provide the Item 512(a)(5)(ii) undertaking. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01, which can be found on our website.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Anna T. Pinedo, Esq.
Morrison & Foerster LLP